VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attn: Mr. Max A. Webb
Assistant Director

24.01.2014
BERGEN

Re:                   Marine Harvest ASA
Registration Statement on Form 20-F (File No. 001-36275)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on Form 20-F on January 24, 2014, be accelerated so that it will be effective at 10:00 AM Eastern Standard Time on January 27, 2014, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company requests accelerated effectiveness of the Registration Statement in connection with the registration of the Company’s ordinary shares, nominal value of NOK 7.5 per share, and American Depositary Receipts (“ADRs”), each representing one ordinary share, under Section 12(b) of the Exchange Act, and the planned listing of the Company’s ordinary shares and the ADRs on the New York Stock Exchange and admission of its ADRs to trading thereon.

The undersigned registrant hereby acknowledges that (i) the undersigned registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the undersigned registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

	OFFICE	PHONE	FAX
> Marine Harvest ASA	Sandviksboder 77AB	+4721562300	+47 21562301
	5835 Bergen	MAIL
	POSTAL	corporate@marineharvest.com
	P.O. Box 4102 Sandviken	WEB
	5835 Bergen	http://marineharvest.com

If you have any questions regarding this request, please contact the undersigned at +47 21 56 23 00 or our U.S. legal counsel, James A. McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at +44 20 7519 7000.

Sincerely,

Marine Harvest ASA

By:	/s/ Ivan Vindheim
Name:	Ivan Vindheim
Title:	Chief Financial Officer

cc.                                 Securities and Exchange Commission, Division of Corporation Finance

Ada D. Sarmento

Juan Migone

David Humphrey

Skadden, Arps, Slate, Meagher and Flom (UK) LLP

James McDonald